UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-15339

Chemtura Corporation

(Exact name of registrant as specified in its charter)

1818 Market Street, Suite 3700, Philadelphia, Pennsylvania, 19103

199 Benson Road, Middlebury, Connecticut, 06749

(203) 573-2000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

6.875% Debentures due 2026*

6.875% Notes due 2016*

7% Notes due 2009*

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share*

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Explanatory Note: On November 10, 2010, this Form 15 was filed by Chemtura Corporation (the “Company”) with a footnote which incorrectly stated that November 9, 2010 was the Effective Date of the Company’s joint plan of reorganization (the “Plan”), instead of the correct date, November 10, 2010. Accordingly, the purpose of the Amendment No. 1 is to correct that disclosure.

Pursuant to the requirements of the Securities Exchange Act of 1934, Chemtura Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 12, 2010	By:	/s/ Billie S. Flaherty
	Name:	Billie S. Flaherty
	Title:	SVP, General Counsel & Secretary

2